May 21, 2014

Via Edgar

Melissa N. Rocha

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549

Re: Comment Letter dated May 7, 2014 relating to Annual Report on Form 10-K for Fiscal Year Ended December 21, 2013 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) of LyondellBasell Industries N.V. (the “Company”); File No 1-34726

Dear Ms. Rocha:

In connection with the Commission’s review of the Company’s Form 10-K and Proxy Statement, we submit the following responses to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filings.

Form 10-K for Fiscal Year Ended December 31, 2013

General

1. In future filings, where appropriate, please include a more fulsome description of your ability to pass along increases in the cost of raw materials to your customers. While we note that you state in Risk Factors that you are not always able to do so, your ability to do so is not addressed. Similarly, you disclose on page 44 that you are able to change the mix of raw materials in your American ethylene production operations, but do not address whether you are able to pass along increases in costs as well.

Response:

The Company confirms that in future filings, where appropriate, we will include a more fulsome explanation of our ability to pass along increases in costs of raw materials to our customers.

Melissa N. Rocha

Senior Assistant Staff Accountant

Securities and Exchange Commission

May 21, 2014

Risk Factors, page 22

2. In future filings, please include a risk factor discussing the risks posed by your outstanding debt. We note that on December 31, 2013, you had $5.78 billion of long term debt outstanding. Please also describe the impacts that the covenants you discuss on page 92 have on your business.

Response:

The Company believes that the $5.78 billion of long term debt outstanding currently does not pose a material risk because of our significant liquidity. At December 31, 2013 we reported that we had $4.5 billion of unrestricted cash and cash equivalents and approximately $3.5 billion of unused credit capacity. At March 31, 2014, we had $2.7 billion of cash and cash equivalents, $1.4 billion of short term investments and over $3.5 billion of unused capacity under our credit arrangements. Similarly, the covenants discussed in our Form 10-K currently do not have any material impact on our business. The covenants include those relating to subsidiary indebtedness, secured indebtedness, sale-leaseback transactions and mergers or sales of all or substantially all of our assets. Given our current liquidity position and our current business plans, we do not believe that these covenants pose any material limitation on our business. We believe inclusion of a risk factor requested would be warranted if and to the extent our outstanding debt balances materially increase, our liquidity position materially decreases and/or the expectations for our cash generation change. The Company confirms that in future filings, we will include the requested disclosures, if appropriate as a result of changed circumstances.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 40

3. We note your disclosure at the bottom of page 29 of your 2013 Form 10-K that there is uncertainty associated with your O&P-EAI operations, as the European Commission is investigating whether reductions granted on a surcharge for financing should be recovered and/or curtailed. Please provide draft disclosure to be included in future filings that provides investors with information regarding the extent to which these reductions positively impacted the periods presented. Please also confirm to us that you will provide investors with information regarding material, known uncertainties that are reasonably likely to materially impact your future operating results and financial condition. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Sections 501.12.b.2 and 501.12.b.3 of the Financial Reporting Codification for guidance.

Melissa N. Rocha

Senior Assistant Staff Accountant

Securities and Exchange Commission

May 21, 2014

Response:

The Company disclosed information regarding the European Commission (“EC”) investigation into Germany’s Renewable Energy Law in its Risk Factors because of the uncertainty as to what effect the investigation may have on the Company’s results of operations. The opening of the investigation by the EC allowed Germany and other parties to comment on the measure under review. The EC noted, when it disclosed the opening of the investigation, that it would carefully examine whether the reductions of surcharges for energy-intensive companies could be justified and whether they are proportionate and do not unduly distort competition. Based on the EC’s December 2013 announcement, the Company believed it prudent to disclose, in its risk factors, that there could be a material impact in the future, depending on actions by the EC and the German government.

In April 2014, the EC announced that it has adopted guidelines on public support (state aid in the form of reduced surcharges) for environmental protection and energy. One of the key features of the guidelines is that they allow Member States to reduce the burden of charges levied for renewable energy support for certain energy intensive sectors, just as has been done in Germany under the Renewable Energy Act. Additionally, after the guidelines were issued, the German Cabinet on May 7, 2014 approved amendments to the Renewable Energy Act, which are expected to be enacted by the German Parliament before its summer break. These developments indicate that the possibility that the reductions on surcharges will be eliminated or that prior reductions on surcharges will have to be repaid is remote. As a result, we do not believe that the disclosure of the extent to which the reductions we received positively impacted prior periods is meaningful to investors.

However, the final impact on the Company’s German operations is still not certain, and we must wait to see whether the amendments to the Renewable Energy Act are adopted and whether, as is believed to be the case, the EC’s new guidelines mean that the EC will not intervene or otherwise question the German scheme.

We intend to analyze whether any updated disclosure is required under Item 1A. of either Form 10-Q or Form 10-K in future quarters as more information from the EC and Germany becomes available; however, we currently do not believe that updated disclosures are warranted. Based on the developments described above, we do not currently believe that it is reasonably likely that there will be a material impact on the Company’s O&P – EAI results of operations. We are monitoring the situation and will make the determination as to whether any disclosure is required pursuant to Item 303(a)(3)(ii) in future filings.

The Company confirms that, in future filings, it will provide information regarding material, known uncertainties that are reasonably likely to impact its future operating results and financial condition.

Melissa N. Rocha

Senior Assistant Staff Accountant

Securities and Exchange Commission

May 21, 2014

4. We note your disclosure on page 54 of the 2013 Form 10-K that there were operating issues at the Houston refinery at the end of 2013 caused a temporary increase in the purchase of intermediate feedstocks, which negatively impacted accounts payable. We further note James L. Gallogly’s discussion during the fourth quarter of fiscal year 2013 earnings call that the operating issues in your cokers during December 2013 negatively impacted your operating results by approximately $40 million, as compared to operating income of $22 million for the Refining Segment. As such, it is unclear why there is no direct mention of these operating issues along with the impact to the fourth quarter of fiscal year 2013 and that there is uncertainty associated with the impact to the first quarter of fiscal year 2014 operating results.

Please provide draft disclosure to be included in future filings that includes discussion of the above issue as well as quantification of the impact to your operations and financial statements and discusses the uncertainty of future impact in accordance with Items 303(a)(3)(i) and 303(a)(3)(ii) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:

As the Staff has noted, we disclosed on page 54 of our Form 10-K that operating issues experienced at the Houston refinery was one of the drivers of the increase in accounts payable, as we had a temporary increase in intermediate feedstock purchases. Additionally, we note that in our discussion of our Refining segment’s results of operations on pages 51 and 52 of the Form 10-K, we disclosed that unplanned maintenance (in addition to a planned turnaround) caused a decrease in the Refining segment’s volumes, which negatively affected both revenues and operating income for the segment. The Company believes that this disclosure adequately described for investors the impact that operating issues had on results of operations.

It is not uncommon in our industry and in the Refining segment in particular to experience recurring and ongoing operational and maintenance events that reduce processing rates and/or increase costs. Our manufacturing and refining operations experience volatility within quarters, and at times over comparative periods, as a result of operational and maintenance events. In that regard, we have mentioned the impacts of planned and/or unplanned maintenance in discussions of our Refining segment’s results in all but two quarters over the past two years. Due to the frequency of these occurrences, the Company does not view these occurrences as an unusual or infrequent event. The Company believes that it has and confirms that it will continue to include adequate disclosure in its filing when the impact of an operational issue to our results of operations and/or financial condition is deemed material.

Mr. Gallogly’s remark during our fourth quarter 2013 earnings call described an estimate of the effect the coker maintenance issues had on the Refining segment’s results based on publicly available industry market data and conditions. That amount is not, however, necessarily indicative of the change in our results as compared to the prior year periods.

Melissa N. Rocha

Senior Assistant Staff Accountant

Securities and Exchange Commission

May 21, 2014

To address the Staff’s comment, we will provide more detailed disclosures in our future filings that describe the operational issues that have affected our results of operations and financial condition as well as the uncertainty of future impacts. Our draft disclosure is shown below:

“Operational issues related to our coking units in December 2013 caused a decline in crude processing rates and suboptimal yields in the fourth quarter of 2013, negatively impacting results in 2013. Results for the first quarter of 2014 were also impacted, as these operational issues were not resolved until late in the first quarter of 2014. As indicated in our discussion of operating activities included in ‘Financial Condition,’ purchases of intermediate feedstocks for our fluid catalytic cracking unit in December 2013 to replace the feedstocks normally provided by our coking units resulted in a temporary increase in accounts payable as of December 31, 2013.”

We confirm that we will continue to include discussions of events or transactions that have a material impact on our results of operations and/or financial condition for relevant reporting periods. We will also include discussion of any known trends or uncertainties that have or can reasonably be expected to have a material impact on our revenues, results of operations and/or financial condition.

5. Please include a discussion of the cost of sales for your technology segment in future filings. While you address the lower research and development costs in 2013, it is unclear how much of your research and development costs in 2013 were incurred by the technology segment.

Response:

The Company confirms that, in future filings, it will discuss material changes in the Technology segment’s costs that affect its results of operations.

3. Discontinued Operations and Related Items, page 82

6. We note that the sale of the Berre refinery in France has not been sold. Please confirm to us that the carrying value of the refinery is $0, or tell us why you have not included the carrying value of the refinery in your table of the associated assets and liabilities on page 83 of the 2013 Form 10-K. If the carrying value is other than $0, please tell us the amount.

Melissa N. Rocha

Senior Assistant Staff Accountant

Securities and Exchange Commission

May 21, 2014

Response:

The Company confirms that the book value of the Berre refinery is $0.

17. Incentive and Share-Based Compensation, page 115

7. We note your disclosure that the expected term of your options is determined using the simplified method. Please explain your basis for using the simplified method, specifically addressing how you determined that there was not sufficient historical data in determining your expected term. In this regard, we note that approximately 3.2 million options have been exercised during the past three years. Further, tell us what consideration was given to including the disclosures required by SAB No. 110 when using the simplified method, including the reason why the method was used, the types of share option grants for which the method was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods.

Response:

The Company emerged from bankruptcy on April 30, 2010 and its shares became listed on the NYSE in October 2010. The majority of our option grants occurred at emergence, and we determined at that time that the simplified method was appropriate because of the life of the Company and its relative stage of development. Similarly, we did not possess exercise patterns of employees in similar situations as the Company’s. The option grants that have been made since 2010 have been limited in number, and those grants have occurred during a time of substantial share price escalation; in the four years since emergence, the market price of our shares has more than quadrupled. We believe these factors further limit the use of our own historical data and make finding comparable companies’ data as a basis for expected term estimates impracticable.

In future filings, we will include, where applicable, disclosure on why the simplified method is used, the types of share option grants for which the method is used (if the method is not used for all share option grants), and the periods for which the method is used (if the method is not used in all periods). The Company confirms that it will continue to monitor all options granted to determine if the simplified method is appropriate.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 27

Melissa N. Rocha

Senior Assistant Staff Accountant

Securities and Exchange Commission

May 21, 2014

8. We note your statement on page 31 that you target compensation at the median of your peers. Please disclose how each named executive officer’s actual compensation compared to his peers. Please see comment 13 of our letter dated July 19, 2011. Please provide similar information for the target bonuses for your STI program, referred to on page 36.

Response:

As disclosed in our Compensation Discussion & Analysis (“CD&A”), part of our compensation philosophy is to target compensation at the median of our peers. This means that, when terms and conditions of a named executive officer’s compensation is negotiated or otherwise offered at the beginning of his or her employment, we attempt to have the targeted compensation set at or near the median of similar positions in our peer group. We consider whether such executive should be below, at, or above the median, taking into consideration the relative experience of such executive. The Company generally does not “benchmark” its named executive officers’ compensation as that term is defined in the Commission’s C&DI 118.05. Compensation decisions in 2013, other than those described below, were not made based on targeting the median, but rather the individual named executive’s and the Company’s performance. We note that, as disclosed in the Proxy Statement, determinations of merit increases will take into account where a named executive’s compensation is relative to the median, but the merit increase decisions are made based on personal performance. Therefore, we do not believe that the comparison of our named executives’ compensation to his or her peers generally is required.

Each of Messrs. Patel and Roberts was promoted in 2013 from Senior Vice President to Executive Vice President. In connection with their promotions, they each received an increase to base salary as disclosed on page 36 of the CD&A. The increases were based, as disclosed, on both internal equity and peer group data. The new base salary for each of Messrs. Patel and Roberts represents 97% of the median for base salaries of comparable positions in our peer group. To the extent compensation decisions are made based on a comparison to or targeting of median, the Company confirms it will disclose the comparisons in future filings.

Annual Bonuses (“STI”), page 36

9. We note your reference to HSE, EBITDA, and Costs goals in calculating your Corporate Scorecard. Please quantify and disclose the targets and actual results achieved for each of these measures. We note that in your Form S-4 filed June 22, 2011, you provided you these goals and presented a thorough discussion of the Compensation Committee’s reasoning in determining appropriate payout levels.

Melissa N. Rocha

Senior Assistant Staff Accountant

Securities and Exchange Commission

May 21, 2014

Response:

The Company’s goals for the metrics under which our Corporate Scorecard is calculated are disclosed on page 35 of the Proxy Statement. Specifically, goals include continuous improvement of HSE performance, meeting or exceeding forecasted EBITDA and flat to falling fixed costs. The Company did not quantify targets relating to these metrics because, as disclosed, we do not use formulaic targets and our Compensation Committee judges our performance based on an analysis of all relevant considerations. Targeting continuous differential improvement rather than specific, quantified numbers, allows the Compensation Committee to consider factors that impact our business and the industry as well as general economic factors and make compensation decisions based on our actual performance rather than upswings in the market or other factors not within our control.

In our Form S-4 filed in June 2011, we disclosed numerical measures in describing the metrics used for the Corporate Scorecard because, at that time, the analysis of appropriate payout levels was based on those targets and other factors that affected the achievement of the targets. As the Company has evolved and matured, quantified targets are no longer the measure by which our performance is judged. Instead, our Compensation Committee uses all of the information available to it relating to our performance in HSE, EBITDA and Costs to form a judgment as to whether, based on all relevant information, it believes we have improved our performance (including circumstances where an objective, numerical improvement has not occurred, but because of other factors, the Committee believes there was still improved performance) and whether we have shown differential performance.

To address the Staff’s comment, we intend to revisit our disclosure in our CD&A for future filings to ensure the basis on which STI payouts are decided is clear to investors.

Summary Compensation Table, page 50

10. You do not discuss the awards granted in conjunction with the 2012 special dividend or the significant drop in stock awards and other compensation from 2011 and 2012 to 2013. Please ensure that in future filings you discuss the reasons for significant changes in compensation amounts. Please see Item 402(a)(ix) of Regulation S-K.

Response:

The Company confirms that in future filings, it will include discussion of the reasons for significant changes in compensation amounts.

Melissa N. Rocha

Senior Assistant Staff Accountant

Securities and Exchange Commission

May 21, 2014

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses all of the Staff’s comments. If there are any questions with respect to the Company’s responses, please feel free to contact me at (713) 309-7181.

Very truly yours,

/s/ William B. Allen, Jr.

William B. Allen, Jr.

Vice President - Finance